December 17, 2024

Svetlana Belychova
Chief Executive Officer
Orbit Innovations Group Inc.
Vrabci 9
Prague, Czech Republic 18200

       Re: Orbit Innovations Group Inc.
           Registration Statement on Form S-1
           Filed November 19, 2024
           File No. 333-283342
Dear Svetlana Belychova:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed November 19, 2024
Cover Page

1. We note your disclosure that Svetlana Belychova controls 100% of the company's voting power as of the date of the registration statement. Please revise to also disclose
       Ms. Belychova's ownership percentage assuming the sale of all shares being registered and characterize such ownership as a controlling interest. Make similar revisions where you discuss Ms. Belychova's share ownership in the prospectus summary and risk factors.
2. We note that you checked the Rule 415 box on the cover page. Please advise why you checked the box or revise the cover page accordingly.
 December 17, 2024
Page 2
Risk Factors
We are a development stage company and have commenced limited operations..., page 7

3. Please revise to state here and elsewhere as appropriate that you have no operations and no revenues.
We depend to a significant extent on certain key person..., page 9

4. We note your statement that "[t]here is intense competition for skilled personnel and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms." Please elaborate on Svetlana Belychova's skills, as they relate to your intended business operations.
Our executive officer does not reside in the United States., page 10

5. We note your disclosure that your executive officer does not reside in the United
       States. Please update your disclosure to state where your executive officer resides.
Use of Proceeds, page 15

6. We note your verbal agreement with Svetlana Belychova to loan the company funds to complete the registration process. In an appropriate place in the prospectus, please summarize the terms of the agreement and file it as an exhibit. Refer to Regulation S-
       K Compliance and Disclosure Interpretations Question 146.04 and Item 601(b)(10) of
       Regulation S-K.
Management's Discussion and Analysis Or Plan of Operation, page 16

7. We note your statement on page 18 that "[a]t the present time, we have not made any arrangements to raise additional cash, other than through this offering." Please reconcile this statement with your statement on page 8 that "if we experience a shortage of funds prior to funding we may utilize funds from Svetlana Belychova, our sole officer and director, who has informally agreed to advance funds... .."
Description of Business
General Information, page 22

8. We note your statement that you "intend to commence operations in the interior design, architectural solutions, landscape design, and brand development industries."
       Please elaborate on when you intend to commence operations, including a timeline of when you plan to begin offering any planned services.
Business Overview, page 23

9. We note your disclosure that your expertise spans interior design, architectural projects, landscape design, and brand identity development. Please reconcile this statement with your disclosure on page 7 that you have "no prior experience in [your]
       industry" or otherwise describe how you gained such expertise and explain who will provide the services you offer. In this light, we note references to your "team"
       working closely with clients. However, your disclosure on page 26 states that you have no employees. To the extent you have prospective, current, or past clients, please revise to state as much. Otherwise, please revise to acknowledge that you have no clients.
 December 17, 2024
Page 3

Market size, page 24

10. Please expand your disclosure to more fully describe the "tailored solutions" your company offers. In this regard, we note your disclosure that you are "well-positioned to leverage [market] trends, offering tailored solutions that meet the evolving needs of clients in these growing markets."
11. We note references to forecasts by Mordor Intelligence, a market research company.
       Please advise whether you commissioned the report by Mordor Intelligence and if so, please revise to file a consent as required by Rule 436 of the Securities Act.
Competition, page 26

12. We note your statement that "Our current operations may not be sustainable without securing sufficient funding." We also note your statement on page 17 that "We believe our cash balance is not sufficient to fund our operations for any period of time." Please revise for consistency.
13. We note your disclosure regarding the uncertainty as to whether your "developments services and mobile applications will gain and maintain strong demand and market acceptance." Please expand your disclosure to clarify what developments services and mobile applications you intend to release on the market.
Government Regulation, page 26

14. Please revise to describe the effect of existing or probable governmental regulations on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K. Insurance, page 26

15. We note your disclosure that you do not have insurance and have no immediate plans to secure coverage. We also note your disclosure of the potential risk of possible product liability lawsuits. Please revise or expand your disclosure to include a description of the products you offer which might trigger such lawsuits. Certain Relationships and Related Transactions, page 30

16. We note that you use Ms. Belychova's office space at no cost. Please revise to include the approximate dollar value of such office space. Refer to Item 404(d) and Item
       404(a)(3) of Regulation S-K.
Financial Statements, page 34

17. Please reconcile your disclosure here stating that your fiscal year end is July 31 with your statements elsewhere that your fiscal year end is September 30.
Item 16. Exhibits, page 38

18. Please file an opinion of counsel regarding the legality of the securities being registered and the corresponding consent of counsel. Refer to Item 601(b)(5)(i) and
       Item 601(b)(23)(i) of Regulation S-K.
 December 17, 2024
Page 4
19. We note that your Articles of Incorporation, filed as Exhibit 3.1, and your Corporate
       Bylaws, filed as Exhibit 3.2, do not appear to define the rights of your common stock, such as dividend and liquidation rights. Please revise your disclosure to state as much and provide any related risk factor disclosure. To the extent you have any other instrument(s) which define the rights of holders of the common stock being registered, please file such documents as exhibits. Refer to Item 601(b)(4)(i) of Regulation S-K.
Statement of Operations, page F-3

20. Please present basic per-share amounts for your net loss on the face of your Statement of Operations as required by ASC 260-10-45-2.
General

21. Please revise your disclosure throughout to clarify for which of the OTC Market
       Group's platforms you intend to apply.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Kuhn at 202-551-3308 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services